EZJR, Inc.
                          3415 Ocatillo Mesa Way
                       North Las Vegas, NV  89031
                       Telephone:   (702) 631-4251

July 22, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Dana Brown

Re:  EZJR, Inc.
     Form 10KSB
     Filed on April 14, 2008
     File No. 000-51861

Dear Ms. Brown:

On behalf of EZJR, Inc. (the "Company"), we acknowledge receipt of your comment letter, dated July 21, 2008 regarding our annual report on Form 10KSB File No. 000-51861. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

  o the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

  o the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

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  o  the "Sarbanes-Oxley Section 404 - A Guide for Small Business" brochure at:  (http://www.sec.gov/info/smallbus/404guide.shtml).

RESPONSE: We respectfully note the Staff's comment. Management has performed its assessment of internal control over financial reporting as of December 31, 2007. We have amended our Form 10KSB which now provides the required management's report on internal control over financial reporting. On the introductory page of our amended Form 10KSB/A we have provided an "Explanatory Note" which discusses the changes we made to the document.


2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

RESPONSE: We respectfully note the Staff's comment. We have revised our disclosure as appropriate.


3. Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation SB. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of
Item 601(b)(31) of Regulation SB.

RESPONSE: We respectfully note the Staff's comment. We have revised the certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB.


4. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

RESPONSE: We respectfully note the Staff's comment. We believe our filing on Form 10-QSB contains all required material information of Form 10-Q. We plan to file our next quarterly report on Form 10-Q.

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We thank you for bringing this matter to our attention.

Sincerely,

/s/ Edward Zimmerman, Jr.
-------------------------
Edward Zimmerman, Jr.



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